Exhibit 5.1

September 21, 2015

The J. M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667-0280

We have acted as counsel for The J. M. Smucker Company (the “Company”) in connection with the registration of 8,277,495 common shares, without par value, of the Company (the “Common Shares”) pursuant to a Registration Statement on Form S-3 (File No. 333-197428), which was filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2014 (the “Registration Statement”). The Common Shares are being offered pursuant to the prospectus accompanying the Registration Statement, as supplemented by a prospectus supplement relating to the Common Shares dated September 21, 2015 (the prospectus, the prospectus supplement and any amendments thereto, collectively, the “Prospectus”). Both the Registration Statement and the Prospectus were filed under the Securities Act of 1933, as amended (the “Securities Act”). Terms used and not defined herein shall have the meanings given to them in the Registration Statement.

We have examined or are otherwise familiar with the Amended Articles of Incorporation of the Company, the Amended Regulations of the Company, the Registration Statement, the Rights Agreement dated as of May 20, 2009 and subsequently amended on February 3, 2015 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), and such other documents, records and instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Common Shares have been duly authorized and validly issued by the Company and, when delivered and paid for in the manner contemplated by the Underwriting Agreement, dated September 21, 2015 (the “Underwriting Agreement”), among the Company, Morgan Stanley & Co. LLC, and the Selling Stockholder named in the Underwriting Agreement, will be fully paid and non-assessable, and the Rights attached to such Common Shares constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally, constitutional and public policy limitations and general principles of equity.

With respect to our opinion set forth regarding the Rights, (i) we do not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on facts and circumstances existing at

The J. M. Smucker Company

September 21, 2015

that time, (ii) we assume that the members of the Board of Directors acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement, and (iii) we address the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or any of the Rights issued thereunder would result in invalidating such Rights Agreement or Rights in their entirety. We also have assumed the Rights Agreement is the valid and legally binding obligation of the Rights Agent thereunder.

We are attorneys licensed to practice law in the State of Ohio. The opinion expressed herein is limited solely to the federal laws of the United States of America and the laws of the State of Ohio. We express no opinion as to the effect or applicability of the laws of any other jurisdiction.

We consent to the filing of this opinion with the Registration Statement and to the use of our name therein under the caption “Legal Matters.” Such consent, however, is not an admission that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ CALFEE, HALTER & GRISWOLD LLP